SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X       Form 40-F
                                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is a copy of the First Quarter 2003 Report to Shareholders of Stelmar Shipping Ltd. (the "Company").

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General

The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet consists of 42 vessels, including five Panamax and six Handymax tankers which are under construction, scheduled to be delivered during the period from November 2003 through September 2004.

The total cargo carrying capacity of the current fleet is approximately 2.4 million dwt.

During the period ended March 31, 2003, approximately 86% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 89% during the same period last year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the periods ended March 31, 2003 and 2002 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. More specifically, 80% and 35% of the fleet's capacity, in terms of net operating days, for 2003 and 2004 respectively are covered by time charters.

The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the first quarter of 2003, demand was driven by a constellation of factors such as the Iraqi war, the disruption of the Venezuelan oil production, shutting down of nuclear capacity in Japan, heavy winter conditions in the US and northern Europe and low inventories of oil and distillate products in the US. All these factors boosted the product tanker rates to more than $30,000 per day. Furthermore, the Prestige oil spill in 2002 led to increased demand for modern tonnage in Europe and renewed the call for a more rapid phase-out of existing single hull tankers.

The time charter strategy is intended to provide the Company with significant protection from a general market decline. However, the "lead - and - lag" effect of time charters did not allow the Company to take full advantage of the increased rates experienced in the first quarter of 2003. The average time charter equivalent rate, or TCE, earned by both time chartered and spot trading tankers during the three month period of 2003 was $16,010 per day up almost 5.9% from $15,124 during the first quarter of 2002.

In the first quarter of 2003, the Company had four Handymax tankers operating in the spot market with another Handymax tanker coming off its time charter arrangements. The prevailing bullish market environment positively affected the performance of these Handymax tankers. The product tankers trading in the spot markets earned on average $16,500 per day during the first quarter of 2003 up almost 100% from $8,250 over the same quarter last year.

Recent Developments

In February 2003 the Company acquired six Handymax newbuilding contracts for a total consideration of $173.2 million. These Handymax tanker newbuildings will be constructed in STX shipyard of South Korea from December 2003 to September 2004. The Company has paid an amount equal to $23.7 million in cash and has issued common shares in the amount of $6.4 million to the sellers to finalize the acquisition of those contracts. See "Expected Additional Capital Commitments" for a discussion of the Company's agreements to purchase six additional Handymax tankers.

Interest Rate Swaps

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Inter-bank Offering Rate, or LIBOR, of 7%. Since LIBOR has not exceeded 7%, since year 2000 there was no charge for the Company with respect to this interest rate cap agreement for the first quarter of 2003 and 2002.

On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective dates of December 11, 2000 and the third with an effective date of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed the interest rates at 6.50%, 6.45% and 5.88% respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed the interest rates at 4.25% and 4.77% respectively.

On July 10, 2002, the Company concluded two interest rate swap agreements with effective dates as of September 13, 2002. Both interest rate swap agreements are for a period of five years for an amount of $23.6 million each. Under these agreements, the Company has fixed the interest rates at 4.20% and 4.38% respectively.

The remaining nominal amount of all these interest rate swap agreements as of March 31, 2003 was $122.2 million. The annual amounts to mature over the next six years are as follows:

o 2003--$9.4 million   (average swap rate 5.39%)
o 2004--$21.8 million (average swap rate 4.78%)
o 2005--$45.6 million (average swap rate 5.92%)
o 2006--$12.7 million (average swap rate 4.66%)
o 2007--$32.7 million (average swap rate 4.30%)


Critical Accounting Policies

Vessels Depreciation

The Company's vessels are depreciated on a straight-line basis over the vessels' remaining useful lives, after considering the estimated residual value (US Dollars 210 per LWT ton). Management estimates the useful life of the Company's vessels to be 25 years, which is a common life expectancy applied in the shipping industry. In view of the IMO-implemented new regulations and the recent call for the European Union to accelerate the phase-out of single hull tankers after the spill resulting from the sinking of "Prestige", the Company's management has re-evaluated the useful life of its single hull vessel, the Kliomar, and now estimates it to be 21 years. If a vessel's actual economic life is shorter than its estimated economic life, an impairment loss could result in future periods.

Impairment

The U.S. Financial Accounting Standards Board issued SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets" which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Company adopted SFAS 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount of each of the Company's vessels as of March 31, 2003, indicated that no impairment loss should be recognized for the Company's vessels.

Accounting for Dry Docking

Dry-docking costs are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age and typically coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and half years or five years, as applicable, or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale.

Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures maintain the vessel and preserve its useful life.

Accounting for Revenue and Expenses

Revenues are generated from freight billings and time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after period or year-end.

Accounting for P&I Back Calls

The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the consolidated balance sheets.

P&I Clubs, which provide insurance for accidents, pollution, crew, etc., assess their results each year and seek supplementary amounts from their members to cover any shortfall within the previous three years. Indications of likely supplementary calls, which are expressed as percentages of the known basic charge for the year, are notified to P&I Club members at various stages during the year and provide a reasonable basis for an accrual, although final actual calls for any given year may differ substantially from what is estimated. For year 2002 and thereafter no P&I back calls are anticipated due to the Club's change of billing policy.

Results of Operations

Three Month Period Ended March 31, 2003 Compared to Three Month Period Ended March 31, 2002

The Company recorded net income of $11.4 million, or $0.67 per fully diluted share, in the three-month period ended March 31, 2003, compared to net income of $8.0 million, or $0.67 per fully diluted share, in the three-month period ended March 31, 2002. The results for the current quarter reflect the expansion of the fleet, and the improved market conditions of the tanker market.

Net Revenue. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses), increased 39.2% to $41.9 million from $30.1 million for the period ended March 31, 2002. This increase is mainly due to the expansion of the fleet as net operating days increased by 31.7% to 2,617 days from 1,987 days over the same quarter last year. The Company's average TCE rate in the current quarter increased by 5.9% to $16,010 from $15,124 over the same quarter last year, reflecting the improved market conditions faced by the Handymax fleet of the Company. The fleet's utilization declined to 93.8% from 94.5% over the same quarter last year due to the dry-docking of certain vessels and the Keymar grounding which took the vessel out of service from February 7, 2003 until the end of the quarter.

In particular, the average TCE rate of the Company's Handymax fleet in the current quarter increased by 9.1% to $14,905 from $13,664 in the same quarter of 2002. The Handymax fleet experienced 111 off-hire days during 2003 mainly due to the scheduled drydockings, as compared to 115 days in 2002. The Handymax fleet accounted for 56.9% of the Company's net revenue during the current period as opposed to 61.8% during the previous period. The net revenue generated under time charters accounted for 75.2% of the Handymax fleet's net revenue during the current quarter as compared to 81.7% in the same quarter last year. At March 31, 2003, 15 of the Company's 19 Handymax tankers were operating under time charters.

In particular, the average TCE rate of the Company's Panamax fleet in the current quarter decreased 3.12% to $17,349 from $17,907 in the same quarter last year. The Panamax fleet had 5 off-hire days in the current quarter as compared to no off-hire days in the same quarter last year. The Panamax fleet accounted for 29.6% of the Company's net revenue during the current quarter as compared to 16.0% during the same quarter last year. The entire net revenue of the Panamax fleet was generated from time charters during 2003 and 2002. At March 31, 2003, all of the Company's Panamax fleet was operating under time charters.

In particular, the average TCE rate of the Company's Aframax fleet in the current quarter increased 0.6% to $18,689 from $18,577 in the same quarter last year. The Aframax fleet had 58 off-hire days during the quarter due to the Keymar grounding as compared to 1 day in the same quarter last year. The Aframax fleet accounted for 13.5% of the Company's net revenue during the current quarter as compared to 22.2% in the same quarter last year. The entire net revenue of the Aframax fleet was generated under time charters during the current quarter and in the same quarter last year. At March 31, 2003, all of the Company's Aframax fleet was operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 37.5% to $10.9 million in the current quarter from $8.0 million in the same quarter last year, mainly due to the expansion of the fleet together with higher storing, repairs and maintenance costs. The operating expenses per ship per day though increased only 3.6% to $3,914 in the current quarter from $3,779 during the same quarter last year in line with management's expectations.

Depreciation. The Company's depreciation expense increased 38.9% to $10.0 million in the current quarter as compared to $7.2 million in the same quarter last year. The increase was the result of the fleet expansion during the current quarter.

Amortization of Deferred and Dry-Docking Costs. The Company's amortization of deferred and dry-docking expenses increased 150% to $1.0 million in the current quarter from $0.4 million in the same quarter last year.

General and Administrative Expenses. The Company's general and administrative expenses increased 57.1% to $2.2 million for the current quarter as compared to $1.4 million in the same quarter last year. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of our larger fleet and duties typically associated with public companies. The overhead burden per ship per day increased 15.5% to $791 during the current quarter from $685 during the same quarter last year. The daily increase resulted from one-time consulting and audit charges of $0.3 million.

Interest Expense, net. The Company's interest expense increased 12.5% to $4.5 million in the current quarter as compared to $4.0 million from the same quarter last year. The increase in the average loan balances outstanding, resulting from our fleet expansion, was to a certain extent balanced off by the decrease of US Dollar market interest rates over the same quarter last year.

Liquidity and Capital Resources

As of March 31, 2003, the Company's cash position increased to $36.6 million, from $36.1 million as of December 31, 2002.

Net cash flow from operating activities increased to $22.4 million in the three month period ended March 31, 2003, from $18.0 million in the same period last year, mainly reflecting the expansion of the fleet and the improved market conditions.

During the three month period ended March 31, 2003, the Company incurred capital expenditures mainly for the acquisition of the six Handymax newbuilding contracts in the amount of $30.1 million. It also paid $3.0 million to a yard representing the steel-cutting stage payment of the first Panamax tanker in the series of five currently under construction.

The Company during the quarter dry-docked four vessels, Luxmar, Rimar Aquamar and Allenmar, and incurred expenditures of $2.2 million as compared to $1.2 million over the same quarter last year.

The Company's scheduled debt repayments were $10.7 million as compared to $6.5 million in the same quarter last year. The Company, during the three-month period ended March 31, 2003, increased its borrowings by $18.9 million to finance the advance and the stage payments to the yards of the Handymax and Panamax tankers under construction.

The Company's debt repayment obligations over the next ten years, excluding the post-delivery financing installments for the Panamax and Handymax tankers are as shown in Table 1 below:

TABLE 1

Year                                                              Amount
2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $64.1 million
2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $46.5 million
2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $65.2 million
2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $37.8 million
2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $37.4 million
2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $91.9 million
2009 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $20.3 million
2010 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $34.0 million
2011 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $27.7 million
2012 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $53.0 million

The 2003 repayments include $28.2 million in maturities of debt which the Company intends to refinance during the second quarter of 2003.

The Company's debt repayment obligations, including the arranged $100 million loan facility are as shown in Table 2 below:

TABLE 2

Year                                                              Amount
2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $64.1 million
2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $49.7 million
2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $71.7 million
2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $44.3 million
2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $43.9 million
2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $98.4 million
2009 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $26.8 million
2010 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $40.5 million
2011 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $34.2 million
2012 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $104.6 million


As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through acquisition of vessels, new buildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

Expected Additional Capital Commitments

We will incur additional capital commitments for the five Panamax tankers that we have contracted to have constructed by Daewoo shipyards in South Korea. The total contracted cost is $154.0 million.

In accordance with normal industry practice, we made installment payments to the yard on signing representing 10% of the contract price of approximately $14.8 million. The payment was funded through the net proceeds from our recent offering. During the course of the construction of these five Panamax tankers, and in accordance with industry practice, we expect to make the following payments to the yard representing the respective steel cutting, keel laying, and launching installments of 10% of the contract value of each ship. Accordingly, a total of $45.8 million will be paid in 2003 ($2.975 million paid during the first quarter of 2003) and 2004, all of which will be financed through the $100.0 million facility discussed above. The amounts to be paid to the yard in 2003 and 2004 are:

    Year             Amount
    ----             ------
    2003          $30.2 million
    2004          $15.6 million
-------------------------------
                  $45.8 million

At delivery of these five Panamax tanker newbuildings, we will pay 60% of the remaining value of each contract, or a total $93.8 million, out of which $17.9 million will be paid towards the end of 2003 when the first newbuilding is expected to be delivered. The balance of $75.9 million will be paid during the first seven months of 2004 as each Panamax tanker new building is delivered from the yard. We will pay $9.1 million in 2003 and $28.9 million in 2004 from internally generated cash flows and the balance of $8.8 million and $47 million through a loan facility already arranged. We also expect to incur additional expenditure of approximately $2.0 million representing capitalized interest on pre-construction financing together with supervision costs, the bulk of which will be paid in 2004.

We will also incur additional capital commitments for the six Handymax tanker newbuilding contracts that we have recently acquired. The total contract cost is approximately $173.2 million, of which $58.8 million will be paid in 2003, excluding $6.4 million representing the consideration paid to sellers in the form of common shares, and $108.0 million will be paid in 2004. We also expect to incur additional expenditures of approximately $3.5 million representing capitalized interest on pre-construction financing together with supervision costs.

The Company has already arranged for a stand-by reducing credit facility of $40.0 million to finance the predelivery installments to the yard for the construction of the six newbuilding Handymax tanker contracts. Those contracts provide for a payment of 10% at signing, 10% at keel-laying and 10% at launching. The balance of 70% is payable at delivery of each vessel. The Company has drawn down $15.9 millionfrom this stand-by reducing credit facility to finance part of the $23.7 million paid in cash for the purchase of those six newbuilding Handymax tanker contracts.

The Company expects to pay $15.9 million to the yard during the second half of 2003 representing stage payments under these six newbuilding contracts. These payments will be financed through the use of the stand-by reducing credit facility

At delivery we intend to finance the balance of the stand-by reducing credit facility, together with the delivery installments of each Handymax tanker, by means of a long-term bank loan facility in the amount of approximately $125.0 million.

Quantitative and Qualitative Disclosures about Market Risks

Inflation

Inflation had a very moderate impact on vessel operating expenses, dry-docking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Interest Rate Fluctuation

The international tanker industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005, 2006 and 2007 for approximately 25.5% of our outstanding indebtedness as of March 31, 2003.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decreased our net income and cash flows in the current period by approximately 0.9 million based upon our debt level at March 31, 2003.

The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years based on the loan balances as shown in Table 2 discussed previously in "Liquidity and Capital Resources":


Net difference in Earnings and Cash Flows:

Year        Amount
----        ------
2003     $2.9 million
2004     $3.9 million
2005     $3.6 million
2006     $3.3 million
2007     $3.1 million

Foreign Exchange Rate Fluctuation

The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Euros (formerly Greek drachmae) and British pounds sterling, while we incur a significant portion of the cost of revenues in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We currently do not engage in any foreign currency hedging transactions, and do not believe that we need to enter into any foreign currency hedging transactions at this time.

Seasonal Variations

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

    STELMAR SHIPPING LTD. AND SUBSIDIARIES

    CONSOLIDATED BALANCE SHEETS
    DECEMBER 31, 2002 AND MARCH 31, 2003
    (Expressed in thousands of U.S. Dollars)

    ASSETS                                                   2002       2003
                                                          ---------   ---------
                                                          (Audited)  (Unaudited)
    CURRENT ASSETS:
  Cash and cash equivalents                              $  36,123    $  36,593

  Accounts receivable- trade, net                            6,888        8,996

  Other current assets                                       5,308        7,297
                                                         ---------    ---------

        Total current assets                                48,319       52,886
                                                         .........    .........

FIXED ASSETS:
  Advances for vessel acquisition / under construction      15,088       48,341
                                                         .........    .........

  Vessels net book value                                   746,164      736,321

  Other fixed assets                                         1,581        1,558
                                                         ---------    ---------

        Total fixed assets                                 762,833      786,220
                                                         .........    .........

DEFERRED CHARGES, net                                       12,205       14,392

                                                         .........    .........

        Total assets                                     $ 823,357    $ 853,498
                                                         =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt                      $  74,758    $  47,558
                                                         .........    .........

  Accounts payable- trade                                    6,131       10,201

  Other current Liabilities                                  8,519        8,567

  Financial instruments fair value                           7,950        8,580

                                                         ---------    ---------

        Total current liabilities                           97,358       74,906
                                                         .........    .........

LONG-TERM DEBT, net of current portion                     413,851      449,239
                                                         .........    .........

CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 20,000,000 shares
    authorized, none issued                                   --           --
  Common stock, $0.02 par value; 25,000,000 shares
    authorized; 16,819,750 and 17,265,372
    issued and outstanding at December 31, 2002
    and March 31, 2003, respectively                           336          345
  Additional paid-in capital, net                          215,635      222,038
  Accumulated other comprehensive income/(loss)             (7,940)      (8,570)
  Retained earnings                                        104,117      115,540
                                                         ---------    ---------

        Total stockholders' equity                         312,148      329,353
                                                         .........    .........

        Total liabilities and stockholders' equity       $ 823,357    $ 853,498
                                                         =========    =========


The accompanying notes are an integral part of the consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

                                                            2002          2003
                                                         -----------  ----------
                                                         (Unaudited) (Unaudited)
REVENUES:
Revenue from vessels                                        32,528       44,369
    Voyage expenses                                         (2,476)      (2,478)
                                                       -----------   -----------
        Revenue on a time charter basis                     30,052       41,891
    Commissions                                               (711)      (1,073)
                                                       -----------   -----------
        Revenue from vessels, net                           29,341       40,818
                                                       -----------   -----------

EXPENSES:
    Vessel operating expenses                                7,949       10,922
    Depreciation and amortization                            7,596       10,900
    General and administrative expenses                      1,440        2,207
    Provision for doubtful reveivables                          60          350
    Insurance deductibles                                      253          265
                                                       -----------   -----------
    Operating income                                        12,043       16,174
                                                       -----------   -----------

OTHER INCOME (EXPENSES):
    Interest and finance costs, net                         (4,002)      (4,524)
    Other, net                                                 (79)        (227)
                                                       -----------   -----------
    Total other income (expenses), net                      (4,081)      (4,751)
                                                       ...........   ...........

    Income before income taxes                               7,962       11,423

    Provision for income taxes                                --            --
                                                       -----------   -----------

Net Income                                                   7,962       11,423
                                                       ===========   ===========
Earnings per share, basic                              $      0.67  $      0.68
                                                       ===========   ===========
Weighted average number of shares, basic                11,874,750   16,903,923
                                                       ===========   ===========
Earnings per share, diluted                            $      0.67  $      0.67
                                                       ===========   ===========
Weighted average number of shares, diluted              11,962,383   16,962,582
                                                       ===========   ===========

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2003

(Expressed in thousands of U.S. Dollars)
                                                           2002          2003
                                                       -----------    ----------
Cash Flows from Operating Activities:                  (Unaudited)   (Unaudited)

  Net income                                              $  7,962   $   11,423
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation                                            7,173        9,913
     Amortization of deferred dry-docking costs                423          987
     Amortization of other financing costs                      51           86
     Change in working capital                               2,381           21
                                                          --------    ----------
Net Cash from Operating Activities                          17,990       22,430
                                                          ........    ..........

Cash Flows from (used in) Investing Activities:
     Advances for vessels acquisition-vessels
       under construction                                   (9,887)     (33,253)
     Vessel acquisitions and/or improvements               (68,239)          --
     Capital expenditure for property and equipment           (138)         (48)
     Payments for dry-docking                               (1,185)      (2,235)
                                                          --------    ----------
Net Cash from (used in) Investing Activities               (79,449)     (35,536)
                                                          ........     .........

Cash Flows from (used in) Financing Activities:
     Proceeds from long-term debt                           51,060       18,875
     Principal payments of long-term debt                   (6,512)     (10,687)
     Contribution to paid-in capital, net                     --          6,413
     Payments for loan fees and other
       financing costs                                        (180)      (1,025)
                                                          --------    ----------
Net Cash from (used in) Financing Activities                44,368       13,576
                                                          ........    ..........

Net increase in cash and cash equivalents                  (17,091)         470
Cash and cash equivalents at beginning of year              34,417       36,123
                                                        ----------     ---------
Cash and cash equivalents at end of year                $   17,326   $   36,593
                                                         =========     =========

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31,  2002
AND THE THREE MONTH PERIOD ENDED MARCH 31, 2003

(Expressed in thousands of U.S. Dollars)
                                                                                                   Accumulated
                                                                       Additional      Retained       Other
                                              Comprehensive  Capital    Paid-in        Earnings    Comprehensive
                                                Income        Stock    Capital, net    (Deficit)  Income / (Loss)    Total
                                             --------------  --------  ------------    ---------  ----------------   ------
BALANCE, December 31, 2001                             -   $   237   $  149,970     $   61,835   $     (2,594)   $   209,448

                                                           ========   ==========     ==========    ===========    ===========
   Issuance of common stock                            -        99       69,131              -              -         69,230

   Expenses related to the issuance
     of common stock                                   -         -       (4,470)             -              -         (4,470)

   Reinvestment of earnings                            -         -        1,004         (1,004)             -              -

   Net income                                     43,286         -            -         43,286              -         43,286

   Other comprehensive income
   - Fair value of financial instruments          (5,450)        -            -              -         (5,450)        (5,450)
   - Currency translation adjustments                104         -            -              -            104            104

                                               ----------
   Comprehensive income                      $    37,940         -            -              -              -              -
                                               ==========  --------   ----------     ----------    -----------    -----------
BALANCE, December 31, 2002                                     336   $  215,635     $  104,117   $     (7,940)   $   312,148
                                                           ========   ==========     ==========    ===========    ===========
   Issuance of common stock                            -         9        6,403              -              -          6,412

   Expenses related to the issuance
     of common stock                                   -         -            -              -              -              -

   Reinvestment of earnings                            -         -            -              -              -              -

   Net income                                     11,423         -            -         11,423              -         11,423

   Other comprehensive income
   - Fair value of financial instruments            (630)        -            -              -           (630)          (630)
   - Currency translation adjustments                  -         -            -              -              -              -
                                               ----------
   Comprehensive income                      $    10,793
                                               ==========  --------   ----------     ----------    -----------    -----------
BALANCE, March 31, 2003 (unaudited)                            345   $  222,038     $  115,540    $    (8,570)   $   329,353
                                                           ========   ==========     ==========    ===========    ===========

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND MARCH 31, 2003
(Expressed in thousands of U. S. Dollars - except per share data unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company"). The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries and Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above-mentioned companies share common ownership and management.


     (a)  Ship-owning Companies directly owned by the Holding Company:

                                                                Vessel Name
                               Country of       Date of              or
             Company         Incorporation  Incorporation       Hull Number         Flag         Dwt
             -------         -------------  -------------       -----------         ----         ---
         Keymar Ltd.             Liberia       July 1998          Keymar            Cyprus       95,822
         Takamar Ltd.            Liberia       July 1998          Takamar           Panama      104,000
         Primar Shipping Ltd.    Liberia       May 1993           Primar            Cyprus       39,521
         Palmar Maritime Ltd.    Liberia       July 1993          City University   Cyprus       39,729
         Luxmar Ltd.             Liberia       February 2001      Luxmar            Panama       45,999
         Rimar Ltd.              Liberia       February 2001      Rimar             Panama       45,999
         Limar Ltd.              Liberia       February 2001      Limar             Panama       46,170
         Almar Ltd.              Liberia       February 2001      Almar             Panama       46,162
         Jamar Ltd.              Liberia       February 2001      Jamar             Panama       46,100
         Camar Ltd.              Liberia       February 2001      Camar             Panama       46,100
         Promar Ltd.             Liberia       February 2001      Promar            Panama       39,989
         Ermar Ltd.              Liberia       February 2001      Ermar             Panama       39,977
         Allenmar Ltd.           Liberia       February 2001      Allenmar          Panama       41,570
         Capemar Ltd.            Liberia       February 2001      Capemar           Panama       37,615
         Petromar Ltd.           Liberia       May 2001           Petromar          Panama       35,768
         Ambermar Ltd.           Liberia       December 2001      Ambermar          Panama       35,700
         Pearlmar Ltd.           Liberia       July 2000          Pearlmar          Cyprus       69,697
         Jademar Ltd.            Liberia       July 2000          Jademar           Cyprus       69,697
         Rubymar Ltd.            Liberia       July 2000          Rubymar           Cyprus       69,697
         Rosemar Ltd.            Liberia       July 2000          Rosemar           Cyprus       69,697
         Goldmar  Limited        Liberia       April 2002         Goldmar           Cyprus       69,700
         Silvermar Limited       Liberia       April 2002         Silvermar         Panama       69,700
         Aquamar Shipping        Liberia       April 2002         Aquamar           Cyprus
           Limited                                                                               47,236
         Maremar Limited         Liberia       April 2002         Maremar           Cyprus       47,225
         Reymar Limited          Liberia       April 2002         Hull 5241             -             -
         Reginamar Limited       Liberia       April 2002         Hull 5242             -             -
         Reinemar Limited        Liberia       April 2002         Hull 5243             -             -
         Cabo Hellas Limited     Liberia       February 2003      Hull 5239             -             -
         Cabo Sounion Limited    Liberia       February 2003      Hull 5240             -             -
         Legendmar Limited       Liberia       February 2003      Hull S-1110           -             -
         Ariamar Limited         Liberia       February 2003      Hull S-1125           -             -
         Valmar Limited          Liberia       February 2003      Hull S-1126           -             -
         Kidmar Limited          Liberia       February 2003      Hull S-1108           -             -
         Aphromar Limited        Liberia       February 2003      Hull S-1124           -             -
         Willmar Limited         Liberia       February 2003      Hull s-1109           -             -
                                                                                              1,298,870
                                                                                             ==========

     (b) Iartank Shipping Holdings Ltd. (the "Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship owning companies:

                                 Country of         Date of         Vessel
               Company         Incorporation     Incorporation      Name           Flag           Dwt
               -------         -------------     -------------      ----           ----           ---
         Ariel Shipping
         Corporation             Liberia        January 1993      Fulmar           Cyprus        39,521
         Colmar Ltd.             Liberia        July 1993         Colmar           Cyprus        39,729
         Nedimar Ltd.            Liberia        October 1993      Nedimar          Cyprus        46,821
         Kliomar Ltd.            Liberia        August 1997       Kliomar          Cyprus        96,088
         Polmar Ltd.             Liberia        October 1997      Polys            Cyprus        68,623
         Cleliamar Ltd.          Liberia        October 1994      Cleliamar        Cyprus        68,623
         Jacamar Ltd.            Liberia        January 1999      Jacamar          Panama       104,024
                                                                                                -------
                                                                                                463,429
                                                                                                =======

     (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed to Stelmar Tankers (Management) Ltd. in February 1993. It has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

     (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

     (e) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company the company has become dormant.

     The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above.

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. Certain information and footnote disclosures required by the accounting principles generally accepted in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. In the opinion of the management, these financial statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

     (d) Vessels Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

     (e) Vessels Depreciation: Depreciation is computed using the straight-line method over the vessels' remaining economic useful lives, after considering the estimated residual value (US Dollars 210 per LWT ton). Management estimates the useful life of the Company's vessels to be 25 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis then its useful life is re-evaluated in consideration of the date such regulations become effective.

     (f) Impairment of long-lived Assets: The U.S. Financial Accounting Standards Board issued SFAS 144 "Accounting for the Impairment of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supercedes SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Company adopted SFAS 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of March 31, 2003, indicated that no impairment loss should be recognized over the Company's vessels.

     (g) Accounting for Dry Docking: Dry docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years or to the next dry-docking date if such has been determined. Unamortized dry docking costs of vessels sold are written off to income in the year of the vessel's sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures maintain the vessel and preserve its useful life.

     (h) Accounting for Special Survey: The vessel's special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

     (i) Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. The charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after the end of the reporting period.

     (j) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year/period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     (k) Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value following the provisions of SFAS 133.

          SFAS No. 133 as amended by (a) SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral" as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. With respect to the derivative instruments which were effective as of December 31, 2000, a transition adjustment of $561 resulting from adopting SFAS 133 was reported in other comprehensive income, as the effect of a change in accounting principle as required by APB Opinion No. 20, Accounting Changes. Seven interest rate swap agreements were open as of December 31, 2002 and March 31, 2003, and have been accounted for under SFAS 133. Such financial instruments met hedge accounting criteria and accordingly their fair market value has been included in "Other Comprehensive Income" in the accompanying December 31, 2002 and March 31, 2003, consolidated balance sheets. The Company's management intention is to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes as it is not expected to be materialized


          The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.


     (l) Stock-based compensation: In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (SFAS 148). This statement amends FASB Statement No. 123 Accounting For Stock-Based Compensation ("SFAS 123") to provide alternative methods of transition to SFAS 123's fair value method of accounting of stock-based employee compensation. It also amendsthe disclosure provisisons of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effect of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148's amendment of the transition and annual disclosure are effective for fiscal years ending after December 15, 2002. At December 31n 2002 and March 31, 2003, the company has two stock stock-based compensation plans, which are more fully described in Note 7. The company accounts for those plans under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

     (m) Other Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

          SFAS 143, "Accounting for Asset Retirement Obligations" relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The management of the Company does not believe that the adoption of this statement will have a material effect on the Company's results of operations and financial position.

          FIN 45, In November 2002, the FASB issued FASB interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions of initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a material effect on the financial statements.

3.   Advances for Vessel Acquisition / Under Construction:

          In April 2002, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of five Panamax tankers, with expected deliveries in November 2003 through July 2004. The construction cost of the new-buildings will amount to $ 153,750 of which $100,000 will be financed from the proceeds of a long-term bank loan. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery.

          The $100,000 loan mentioned above will be drawn-down in a number of tranches so as to coincide with the scheduled delivery payments and will mature on the date falling 93 months after the delivery of the last hull. The loan will be repayable in fifteen equal semi-annual installments plus a balloon payment and will bear interest at LIBOR plus a spread.

          In February 2003 the Company concluded an agreement for the purchase of six Handymax tankers being under construction with expected delivery dates between December 2003 and September 2004 by paying $173,220. The amount will be paid through bank financing and from Company's own funds. Furthermore, $6.4 million of the total price were paid in Company's stock.

4.   Vessels:

          On February 1, 2003, M/T Keymar was grounded by strong winds and was subsequently re-floated. She is currently undergoing major repairs, the cost of which is covered by her underwriters. Management expects the vessel to resume operations in September 2003.

5.   Long-term Debt

          Long-term debt at December 31, 2002 and March 31, 2003 is analyzed as follows:

                                      Borrowers                                2002            2003
                                      ---------                                ----            ----
          (a)   Ariel Shipping Corporation                                    7,200             7,200
          (b)   Colmar Ltd.                                                   5,200             5,200
          (c)   Primar Shipping Ltd. and Palmar Maritime Ltd.                17,996            17,301
          (d)   Nedimar Ltd.                                                 15,800            15,800
          (e)   Luxmar Ltd.,  Limar Ltd.,  Camar Ltd.,  Jamar Ltd. and
                Ermar Ltd.                                                   59,313            59,313
          (f)   Rimar Ltd.,  Almar Ltd.,  Allenmar Ltd.,  Capemar Ltd.
                and Promar Ltd.                                              61,375            59,250
          (g)   Petromar Ltd.                                                18,320            18,320
          (h)   Kliomar Ltd.                                                 17,438            17,438
          (i)   Polmar Ltd.                                                  18,625            17,700
          (j)   Cleliamar Ltd.                                               18,625            17,700
          (k)   Keymar Ltd.                                                  14,722            14,365
          (l)   Takamar Ltd.                                                 23,641            23,156
          (m)   Jacamar Ltd.                                                 25,875            24,875
          (n)   Rosemar Ltd.                                                 21,906            21,906
          (o)   Rubymar Ltd.                                                 21,750            21,375
          (p)   Pearlmar Ltd. and Jademar Ltd.                               43,450            41,900
          (q)   Ambermar Ltd.                                                19,500            18,800
          (r)   Goldmar Limited                                              22,786            22,361
          (s)   Silvermar Limited                                            22,787            22,362
          (t)   Maremar Limited                                              15,800            15,800
          (u)   Aquamar Limited                                              16,500            15,800
          (v)   Hull 5239                                                         -             2,975
          (w)   Hulls  S-1108,  S-1109,  S-1110,  S- 1124,  S-1125 and
                S-1126                                                            -            15,900
                                                                         -----------   ---------------

                Total                                                       488,609           496,797
                Less- current portion                                      (74,758)          (47,558)
                                                                         -----------   ---------------
                Long-term portion                                           413,851           449,239
                                                                         ===========   ===============

          The balances of loans (a), (b) and (d) above are included in the short-term portion as they are payable in June 2003 and December 2003. Management will refinance these loans for another five years before their maturity.

          The above balances relate to U.S. Dollar bank loans obtained either to partially finance the acquisition of vessels or refinance previous loans with the same banks. The balances at March 31, 2003 are repayable in various equal quarterly or semi annual installments through 2012 and balloon payments payable together with the last installments. The interest rates are based upon LIBOR plus a spread.


          The loans are secured as follows:

          o First, second, third and fourth priority mortgages over the vessels as applicable;

          o    Assignments of earnings and insurance of the mortgaged vessels;

          o    Pledge of shares of the borrowers; and

          o    Corporate guarantees.

          The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

6.   Contingencies:

          Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

          The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and Indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $4.25 billion.

7.   Stock Option Plan:

          On March 31, 2002, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option equals $12.3. Under the terms of the Plan, no options could be exercised until December 31, 2002. The plan expires 10 years from March 6, 2001. In addition to the Plan, on October 11, 2001, an aggregate of 8,000 additional options were granted to certain members of the Board of Directors. These options have an exercise price of $13.52 and are subject to the terms and conditions as set forth in the Plan. As at March 31, 2003, 3,000 options had been cancelled.

          The Company accounts for the Plan under APB opinion No. 25 according to which, no compensation expense was recognized during 2002 and 2003, as the exercise price was equal to the grant date fair value of these options.

8.   Earnings per Common Share:

          The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of dilative stock options using the treasury stock method.

          The components for the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

                                                       2002               2003
                                                       ----               ----
       Basic earnings per share:
       Weighted average common
          shares outstanding.........              11,874,750         16,903,923
       Diluted earnings per share:
       Weighted average common
          shares outstanding.........              11,874,750         16,903,923
       Options.......................                  87,633             58,659
       Weighted average common
          shares - diluted...........              11,962,383         16,962,582
       Basic earnings per common
          share......................                   $0.67               0.68
       Diluted earnings per common
            share....................                   $0.67               0.67

9.   Interest Rate Agreements:

          On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $ 15,000. Under this agreement, the Company is covered for an interest rate up to LIBOR of 7%. Since LIBOR has not exceeded 7% for the years 2001, 2002 and 2003, there was no charge for the Company with respect to this interest rate cap agreement.

          On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through December 12, 2005) for an amount of $ 14,000, $ 10,000 and $ 31,500, respectively. Under these agreements, the Company has fixed the interest rate at 6.50%, 6.45% and 5.88%, respectively.

          On November 28, 2001 the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001. The first is for a period of three years for an amount of $ 16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.765% respectively.

          On July 10, 2002, the Company concluded two interest swap agreements with effective dates September 13, 2002 each. Both are for a period of five years and for an amount $23,575 each. Under the agreements the Company has fixed the interest rate at 4.20% and 4.38% respectively.

10.  Income Taxes:

          Liberia, Greece, Panama and Cyprus do not impose taxes on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income ($179 and $125 in 2002 and 2003 respectively).

          Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom. No provision for income taxes was required for the years up to 1997 as the company utilized carry-forward losses.

          Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly - traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the company's shares, but no assurance can be given that this will remain so in the future.

11.  Financial Instruments:

          The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

          (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 5.

          (b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its temporary cash investments consisting mostly of deposits with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charter base and their dispersion across many geographic areas.

          (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 10 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market value of the swap agreements mentioned above, at March 31, 2003, was $8,580 and has been included in "Comprehensive Income" in the accompanying March 31, 2003, consolidated balance sheet.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  7th July, 2003               By: /s/ Olga Lambrianidou
                                         --------------------------
                                            Name:  Olga Lambrianidou
                                            Title:  Corporate Secretary



02509.0004 #415425